Filed by Baird Medical Investment Holdings Limited and ExcelFin Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Baird Medical Investment Holdings Limited

Commission File No.: 333-274114

Date: September 5, 2024

Baird Medical and ExcelFin Acquisition Corp Announce Effectiveness of Registration Statement

FORT MILL, S.C., September 5, 2024 /PRNewswire/ -- Betters Medical Investment Holdings Limited ("Baird Medical" or the "Company"), a leading microwave ablation ("MWA") medical device developer and provider in China, and ExcelFin Acquisition Corp. ("ExcelFin") (NASDAQ: XFIN), a publicly traded special purpose acquisition company, today announced that Baird Medical Investment Holdings Limited’s (“PubCo”) registration statement on Form F-4 (the “Registration Statement”) related to their previously announced proposed business combination (the “Business Combination”) has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”).

The declaration of effectiveness of the Registration Statement by the SEC and ExcelFin’s filing of the definitive proxy statement/prospectus is an important step in Baird Medical becoming a publicly-traded company listed on the Nasdaq upon the close of the Business Combination.

ExcelFin has scheduled the Special Meeting of Stockholders (the "Special Meeting") to approve the proposed business combination with Baird Medical to be held on September 26, 2024.

The Business Combination is expected to close shortly after approval by ExcelFin’s stockholders and the satisfaction of other customary closing conditions as described in the definitive proxy statement/prospectus.

A copy of the definitive proxy statement/prospectus can be accessed via the SEC website at www.sec.gov.

Additional Information and Where to Find It

On June 26, 2023, ExcelFin, Betters Medical, PubCo, Betters Medical Merger Sub, Inc., Betters Medical Merger Sub 2, Inc., Betters Medical NewCo, LLC and Tycoon Choice Global Limited ("Tycoon"), entered into a Business Combination Agreement as amended from time to time (the "Business Combination Agreement"). In connection with the transactions contemplated by the Business Combination Agreement (the "Transactions"), PubCo has filed with the SEC the Registration Statement (Registration No. 333-274114). The Registration Statement includes both the proxy statement to be distributed to ExcelFin's stockholders in connection with ExcelFin's solicitation of proxies for the vote by ExcelFin's stockholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of PubCo to be issued in connection with the Business Combination. STOCKHOLDERS OF EXCELFIN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTIONS THAT PUBCO AND EXCELFIN WILL FILE OR HAVE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE PROPOSED TRANSACTIONS. Stockholders and investors may obtain free copies of the proxy statement/prospectus and other relevant materials and other documents filed by PubCo and ExcelFin at the SEC's website at www.sec.gov. Copies of the proxy statement/prospectus may also be obtained, without charge, on ExcelFin's website at www.excelfinacquisitioncorp.com or by directing a request to: ExcelFin Acquisition Corp., 100 Kingsley Park Drive, Fort Mill, South Carolina 29715.

Participants in Solicitation

Each of PubCo, ExcelFin and Baird Medical and their respective directors, executive officers and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed Transactions. Information regarding the directors and executive officers of PubCo, ExcelFin and Baird Medical and the other participants in the proxy solicitation, and a description of their direct and indirect interests in the proposed Transactions, by security holdings or otherwise, is contained in the Registration Statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ExcelFin, Baird Medical, PubCo, or Tycoon, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

About Baird Medical

Established in 2012 and headquartered in Guangzhou, China, Baird Medical is a leading microwave ablation (“MWA”) medical device manufacturer and provider in China Baird Medical's proprietary medical devices are used for the treatment of benign and malignant tumors including thyroid nodules, liver cancer, lung cancer and breast lumps. Baird Medical is the first company to obtain a Class III medical devices registration certificate for MWA medical devices specifically indicated for thyroid nodules in China. For more information, please visit http://baidesz.com/.

About ExcelFin

ExcelFin is a blank check company formed as a Delaware corporation for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. ExcelFin's sponsors include Grand Fortune Capital, LLC ("GFC") and Fin Venture Capital ("Fin"). GFC is an affiliate of an investment group that completed a series of significant M&A transactions and investments in FinTech, TMT and Healthcare. Fin is a private equity firm focused on FinTech software.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or ExcelFin's, Baird Medical's, PubCo's or Tycoon’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as "may", "could", "should", "expect", "intend", "might", "will", "estimate", "anticipate", "believe", "budget", "forecast", "intend", "plan", "potential", "predict", "potential" or "continue", or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ExcelFin and Baird Medical and their management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. None of PubCo, ExcelFin, or Baird Medical undertakes any duty to update these forward-looking statements.

Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the proposed Transactions, including the risks that (a) the proposed Transactions may not be consummated within the anticipated time period, or at all; (b) ExcelFin may fail to obtain stockholder approval of the proposed Business Combination; (c) the Parties may fail to secure required regulatory approvals under applicable laws; and (d) other conditions to the consummation of the proposed Transactions under the Business Combination Agreement may not be satisfied; (2) the effects that any termination of the Business Combination Agreement may have on ExcelFin or Baird Medical or their respective businesses, including the risk that ExcelFin's share price may decline significantly if the proposed Transactions are not completed; (3) the risk that Baird Medical may not be successful in expanding its business in China or the United States; (4) the effects that the announcement or pendency of the proposed Transactions may have on Baird Medical and its business, including the risk that as a result (a) ExcelFin's business, operating results or stock price may suffer or (b) PubCo's, ExcelFin's or Baird Medical's current plans and operations may be disrupted; (5) the inability to recognize the anticipated benefits of the proposed Transactions; (6) unexpected costs resulting from the proposed Transactions; (7) changes in general economic conditions; (8) regulatory conditions and developments; (9) changes in applicable laws or regulations; (10) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the proposed Transactions and instituted against PubCo, ExcelFin, Baird Medical or others; and (11) other risks and uncertainties from time to time described in the Registration Statement relating to the proposed Transactions, including those listed under the section titled "Risk Factors" therein, and in ExcelFin's other filings with the SEC.

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in ExcelFin's most recent filings with the SEC and in the Registration Statement described above filed by PubCo in connection with the proposed Transactions. All subsequent written and oral forward-looking statements concerning ExcelFin, Baird Medical, PubCo or Tycoon, the Transactions described herein or other matters attributable to ExcelFin, Baird Medical, PubCo, Tycoon or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of ExcelFin, Baird Medical, PubCo and Tycoon expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts
Investor Relations
Robin Yang, Partner
ICR, LLC
Phone: +1 (646) 308-1475
Email: BairdMedical.IR@icrinc.com

Public Relations
Brad Burgess, Senior Vice President
ICR, LLC
Phone: +1 (646) 588-0383
Email: BairdMedical.PR@icrinc.com